

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2024

Patrick Goepel
Chief Executive Officer
ASURE SOFTWARE, INC.
405 Colorado Street, Suite 1800
Austin, Texas 78701

> **Re: ASURE SOFTWARE, INC.**
> **Registration Statement on Form S-4**
> **Filed April 9, 2024**
> **File No. 333-278589**

Dear Patrick Goepel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley at 202-344-5791 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Katheryn Gettman